Filed Pursuant To Rule 433

Registration No. 333-209926

April 5, 2016

GLD Loses Some Shine

Posted to wsj.com

By Leslie Josephs

Apr 4, 2016 4:30 pm ET

Photo: Bloomberg

Is there a dent forming in gold’s rally?

The largest exchange-traded gold product, the roughly $32 billion SPDR Gold Trust, known by its ticker GLD, posted its first weekly net outflow of 2016 and its largest since December last week, according to data from FactSet. That same week, gold posted its biggest quarterly gain in three decades. Shares of the GLD rose 16% in the first quarter, the most since it launched in 2004.

The shift partly reflects the improvement in investor sentiment in in recent weeks. Riskier assets have rallied. The S&P 500 closed Friday at its highest point since late December, and some domestic and emerging-market stock funds have gained. Economic data in the U.S. has been encouraging. On Friday, the Labor Department reported more gains in the U.S. labor market, while the struggling manufacturing sector showed signs of improvement.

Gold has been a haven “when it looks like the economy isn’t doing well,” said Todd Rosenbluth, head of ETF research at S&P Global Market Intelligence.

Gold soared in the first quarter as investors sought haven assets from concerns about weak economic growth and unconventional monetary policy like negative interest rates in Japan and Europe, making gold one of the biggest gainers of 2016.

But in the week ended April 1, investors pulled $224.3 million from the GLD.

However, the factors that propelled gold in the first quarter are lurking not far from the surface, meaning gold may still have some appeal. The International Monetary Fund on Monday warned that emerging-market troubles could spill over to markets in the U.S. and elsewhere.

The World Gold Council, the industry group that is the sponsor of the fund, is optimistic.

“We continue to see positive signs for the gold market, including market uncertainty, negative interest rates and net buying by central banks,” said Greg Collett, Director, Investment Products at the World Gold Council.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.